John Hancock Funds III Disciplined Mid Cap
Procedures Pursuant to Rule 10f-3

(1)   Name of Underwriter and Underwriting Syndicate Members
Joint Lead Managers-Books
Goldman, Sachs & Co.
J.P. Morgan
Credit Suisse
Morgan Stanley

Co- Managers
Barclays
BofA Merrill Lynch
RBC Capital Markets
Wells Fargo Securities
Baird
PNC Capital Markets LLC
Rabo Securities
Ramirez & Co., Inc.
Santander
SMBC Nikko
The Williams Capital Group, L.P.

(2)	Names of Issuers: Aramark Holdings Corp

(3)	Title of Securities: Common Stock, CUSIP #03852U106

(4)	Date of First Offering: 12/11/2013

(5)	Amount of Total Offering: $833,750,000

(6)	Unit Price of Offering: $20.00

Comparable Securities N/A for common stock

(7)	Underwriting Spread or Commission $1.10 commission on new issue.

Fair and reasonable fee paid to underwriter from issuer (6.00%).

(8)	Years of Issuer’s Operations: Founded in 1959

(9)	Trade Date: 12/12/2013

(10)	Portfolio Assets on Trade Date: $6,184,000,000

(11)	Price Paid per Unit: $20

(12)	Total Price Paid by Portfolio: 38,522 shares @ $20 = $770,440

(13)	Total Price Paid by Portfolio (12) plus Total Price Paid for same securities by other portfolios for which Sub-Advisor acts as investment adviser 50,000 shares @ $20= $1,000,000

(14)	% of Portfolio Assets Applied to Purchase 0.01%

(15)	Test set forth in paragraph (B)(4) of Procedures satisfied? Yes

(16)	Prohibitions set forth in paragraph (B)(5) of Procedures not violated? Not violated

(17)	Years of Continuous Operation (unless municipal security, see below) 54 years

(18)	Municipal Security - Received a rating in compliance with paragraph (A)(4) of the Procedures? NA

(19)	Have the conditions in paragraphs (B)(1)(a), (B)(1)(b) and (B)(1)(c) of Procedures been satisfied? Yes

All purchases by Robeco Investment Management described above were affected in compliance with the Trust’s Rule 10f-3 procedures.

Robeco Investment Management, Inc.	Date:	01/30/2014
Name of Investment Adviser Firm

By:
Name:	William G. Butterly, III
Title:	COO, Sr. Managing Director